UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wang, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Information

Suspension of Trading

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) made an order suspending trading in the securities of Etoiles Capital Group Co., Ltd (the “Company”) for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. p.m. ET on October 17, 2025 (the “Suspension Period”) because of potential manipulation in the securities of the Company effectuated through recommendations, made to investors by unknown persons via social media to purchase the securities of the Company, which appear to be designed to artificially inflate the price and volume of the securities of the Company. The order is available at https://www.sec.gov/files/litigation/suspensions/2025/34-104163.pdf.

The Company wishes to state clearly that it has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or otherwise. The Company’s management and the board of directors take this matter very seriously. The Company is fully committed to cooperating with the SEC and all relevant regulatory authorities during the Suspension Period.

The Company further emphasizes that its daily operations and business activities remain normal and unaffected by the suspension of trading. The Company continues to carry out its business plans and serve its clients as usual.

If the Company becomes aware of any false, misleading, or libelous information being circulated concerning the Company, its management, or its securities, the Company will take all necessary and appropriate legal actions to safeguard its interests and to protect its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: October 6, 2025

2